EXHIBIT 99.3

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

For information regarding the Company’s market risk, please refer to Note 20 to the Company’s Unaudited Interim Financial Statements contained in Exhibit 99.1 of this Form 6-K.